Filed by Warner-Lambert Company
                        pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant Rule 14a-12
                                       of the Securities Exchange Act of 1934
                                                Commission File No:  001-3608
                                     Subject Company:  Warner-Lambert Company

The following are materials presented by Pfizer and Warner-Lambert to investors and analysts beginning on February 14, 2000:

------------------------------------------------------------------------

[Pfizer LOGO]

                           [Warner-Lambert LOGO]


                            The Best Get Better

------------------------------------------------------------------------
 [Pfizer LOGO] Revenue and Net Income Growth

($ Billions)


                  1990*                                1999
                  -----                                ----

         $4.8              $0.7                 $16.2         $3.4**

         Total             Net                  Total          Net
         Revenues          Income               Revenues      Income
                 [Bar chart]                        [Bar chart]

                     Net Income as % of Total Revenues
                                 15% -> 21%

*Continuing Operations
**Excluding Trovan Inventory Charge



-----------------------------------------------------------------------------

[Pfizer LOGO] Investments:
              Selling, Informational, and Administrative

($ millions)

* Continuing Commitment to Strong
  SI&A Investment

* Opportunities From Sales Forces
  Expanded in 1990s


   $2,002       $2,250    $2,457    $2,611   $2,793    $3,395     $3,859   $4,401  $5,568   $6,351
--------------------------------------------------------------------------------------------------

    1990        1991      1992      1993     1994      1995       1996     1997    1998      1999
                             [Bar chart]
--------------------------------------------------------------------------------------------------

[Pfizer LOGO] Product Breadth and Growth
              1999 Key Pharmaceutical Revenues

($ Millions)                                       % Change

                                     $12,132            31

            [Zyrtec LOGO]               552             33
            [Cardura LOGO]              794             15
            [Diflucan LOGO]           1,002              9
            [Viagra LOGO]             1,033             31
            [Zithromax LOGO]          1,333             28
            [Zoloft LOGO]             2,034             11

            [Lipitor LOGO]
            [Celebrex LOGO]           2,354            131
            [Aricept LOGO]

            [Norvasc LOGO]            3,030             18


-----------------------------------------------------------------------------
[Pfizer LOGO] 1999 PPG Billion Dollar Products

[Graphic Depicting Seven Listed Billion Dollar Products]

[Norvasc LOGO]
                     [Diflucan LOGO]
[Lipitor LOGO]                                 7
                     [Celebrex LOGO]        Billion
[Zoloft LOGO]                               Dollar
                     [Viagra LOGO]          Products
[Zithromax LOGO]

Source:  IMS International, Pfizer Analysis
-----------------------------------------------------------------------------
[Pfizer LOGO]  Three Most Successful Launches
               in Pharmaceutical Industry History


         1997                                 Most Successful
    [Lipitor LOGO]                           Product Launched
                                            Each Year Since 1997
[Line Chart Illustrating
Sales Growth From $0 To $600MM]

                                      1998
                                 [Viagra LOGO]

                            [Line Chart Moving From
                               $0 To Over $600MM]


                                              1999
                                         [Celebrex LOGO]

                                    [Line Chart Illustrating
                                 Sales Growth From $0 To almost $900MM]


-----------------------------------------------------------------------------
[Pfizer LOGO]     U.S. NRx Growth 1996-3Q99
                  Rx-Only Plus Co-promote Share


                                          Cumulative U.S. NRx
3Q 1999 Ranking                            Growth 1996-3Q99
---------------                            ----------------

1.  PFIZER                                    +82%
2.  Merck                                     +20%
3.  Glaxo Wellcome                            -13%
4.  AstraZeneca                               +53%
5.  Aventis                                   -21%
6.  Novartis                                  -14%
7.  Bristol-Myers Squibb                       -4%
8.  Johnson & Johnson                          +7%
9.  Lilly                                      -6%
10. Roche                                     -62%
11. American Home Products                    -16%
 .
 .
15. Warner-Lambert                            +62%
                 [Bar chart]

Source: IMS International; Scott-Levin
Excludes OTCs (When Possible) and Nutritionals
Includes Alliance Sales Proportionate to Promotional Effort

-----------------------------------------------------------------------------
[Pfizer LOGO] Worldwide Pharmaceutical Sales Growth

(% Change)
                         Pfizer vs. Market

                   Pfizer                  Market
1990                 17                      9
1991                 16                     13
1992                 21                     13
1993                 14                      7
1994                 17                      6
1995                 17                      9
1996                 19                      9
1997                 19                      8
1998                 30                      9
1999*                27                     12
                 [Bar chart]

Source: IMS International
Excludes OTCs (When Possible) and Nutritionals
Includes Alliance Sales Proportionate to Promotional Effort
*Twelve Months Ending September 1999


-----------------------------------------------------------------------------
[Pfizer LOGO] Rising to Top of Worldwide Rankings


                                    Rx-only Plus Co-promote Share

    1990                                   1999**
    ----                                   ------
1.  Merck                               1. PFIZER
2.  Bristol-Myers Squibb                2. Merck
3.  Glaxo Wellcome                      3. Glaxo Wellcome
4.  SmithKline Beecham                  4. AstraZeneca
5.  Ciba-Geigy                          5. Aventis*
6.  American Home Products              6. Novartis
7.  Hoechst                             7. Bristol-Myers Squibb
8.  Johnson & Johnson                   8. Johnson & Johnson
9.  Lilly                               9. Lilly
10. Bayer                              10. Roche
11. Roche                              11. American Home Products
12. Sandoz                             12. SmithKline Beecham
13. Rhone-Poulenc                      13. Schering-Plough
14. PFIZER                             14. Abbott
15. Schering-Plough                    15. Warner-Lambert


Source: IMS International
Excludes OTCs (When Possible) and Nutritionals
Includes Alliance Sales Proportionate to Promotional Effort
*Pro Forma
**Twelve Months Ending September 1999
-----------------------------------------------------------------------------

[Pfizer LOGO] Investments: R&D

($ millions)

* Continuing Commitment to Strong,
  Double-digit R&D Growth

* Opportunities From Infrastructure
  Built in the 1990s


    $545         $654        $776        $880      $1,036      $1,340      $1,567      $1,805     $2,279      $2,776      $3,200
    1990         1991        1992        1993       1994        1995        1996        1997       1998        1999        2000E
                                [Bar chart]

-----------------------------------------------------------------------------
[Pfizer LOGO] Early Development Candidates

[U.S. patent protection beyond 2009]

* Lasofoxifene (Osteoporosis/Breast Cancer/Lipid Lowering)

* CP-424,391 (Frailty)

* CP-358,774 (Cancer)

* CP-101,606 (Head Trauma)

* UK-279,276 (Stroke)

* CP-368,296 (Diabetes)

* CJ-13,610  (Asthma)

* UK-357,903 (Erectile Dysfunction)

[Chart showing duration of U.S. patent protection for certain major products]

Vfend, Inhaled Insulin, Darifenacin, Valdecoxib, Zeldox, Relpax, Tikosyn, Celebrex, Animal Health Products and Viagra: beyond 2009

Lipitor, Aricept, Zyrtec, Norvasc and Zithromax: beyond 2007

Zoloft: Until 2006

Diflucan: Until 2004

Procardia XL: Until 2003

Cardura: Until 2000


-----------------------------------------------------------------------------
[Pfizer LOGO]   New Indications

Adding Value to Marketed Products

Zithromax                Zoloft                    Norvasc
- Atherosclerosis        + PTSD                    - Congestive Heart
- MAC Treatment          + Oral Liquid Form          Failure
- 3-day Treatment         - Pediatric Depression   - Norvasc-Lipitor
                         - Social Phobia             Combo
                         - Dysthymia               - Pediatric
                         - PMDD                      Indications

Aricept                  Celebrex                  Zyrtec
- Oral Liquid Form       + Familial Colon Polyps   - Pseudoephedrine
                         - Sporadic Colon Polyps     Combo
                         - Pain                    - Pediatric
                                                     Indications

Lipitor                  Status                    Viagra
- Benefits of Even       + Approved                - Female Sexual
  Lower Lipid Levels     - Under Development         Dysfunction

-----------------------------------------------------------------------------

 [Pfizer LOGO] Balanced Growth and Investment

Investment
o Sales/Marketing
o R&D                               [Arrow pointing from left to       Powerful Platform
                                               right]                  for Future Growth
o Infrastructure and Technology
  Growth
o In-Line Products
o New Products
o Sales/R&D Productivity

-----------------------------------------------------------------------------
[Pfizer LOGO] Long-Range Diluted EPS Forecast


            $0.87        $1.50        * Compound Revenue Growth of 16%
                                          and EPS Growth of 20% Through 2002
            1999*        2002            * Driven by Strong In-line
        [Bar chart]                        Product Performance and
    Upcoming Launches

                                       * Operating Margin Expansion Despite
                                         Sustained Investment Growth

*Excluding Trovan Inventory Charge


-----------------------------------------------------------------------------
[Pfizer LOGO] Merger Summary

* Tax-free Stock-for-Stock Exchange

* 2.75 Pfizer Shares for Each Warner-Lambert Share

* Conditioned on:
  * Pooling-of-Interests Accounting
  * Shareholder/Regulatory Approvals

-----------------------------------------------------------------------------
 [Pfizer LOGO] 1999 Diluted EPS Growth*

(% Change)

(1)    10    10      14   14    14     15    18    20    30    35

AHP    ABT   SBH**   JNJ  PNU   MRK    BMY   LLY   SGP   PFE   WLA

                                [Bar chart]

*    Excluding Unusual Items
**   Estimate

-----------------------------------------------------------------------------
[Pfizer LOGO] Decade of Unprecedented Growth

Pharmaceutical Revenues ($ Billions)

[Line chart showing upward sales growth from 1993 to 1999 of Pfizer's and Warner-Lambert's pharmaceutical revenues]

                    Pfizer                          Warner-Lambert
                    1993-1999                       1993-1999
                    * Three-fold increase           * Three-fold increase
                    * 19% CAGR                      * 25% CAGR
                    * $9.2 Billion Growth           * $5.8 Billion growth

Source: Company Financial Statements

-----------------------------------------------------------------------------
[Pfizer LOGO] The New Pfizer

(1999 Pro Forma, $ Billions)

                               [Pfizer LOGO]

                      Consumer
Pharmaceuticals      Health Care           Confectionery      Animal Health
---------------      -----------           -------------      -------------
     $20.9              $3.5                    $2.0               $1.3


                               International  40%
                               U.S.           60%
                                    [Pie chart]

                               Total $27.7 Billion

Source: Pfizer and Warner-Lambert

-----------------------------------------------------------------------------
[Pfizer LOGO] Not Just Bigger, But Better

Fastest Growing                    * Combined 1999 Pharma Sales Up 24%
Pharmaceutical Companies           * #1 in U.S., #2 Worldwide
                                   * Strong Patent Protection

Powerful Product Synergies         * Breadth of CV, CNS, and
                                     Anti-infective Portfolios
                                   * 15 Products >$500 Million

Enhanced Global Research           * Top Five Position in Most Markets
                                   * Largest, Most Admired Field Force

Complementary, High                * $4.7 Billion Estimated R&D
Quality R&D Organizations            Spending in 2000
                                   * Six Major State-of-the-Art
                                     Research Campuses
                                   * Agouron, World-class
                                     Biotechnology Firm

Cost Savings and Efficiencies      * $0.2 Billion by Year End 2000
                                   * $1.0 Billion by Year End 2001
                                   * $1.6 Billion by Year End 2002

Similar Corporate Cultures         * Team-based
                                   * Performance-driven
                                   * Innovative

[Arrow pointing from each point on the left to the points on the right]


-----------------------------------------------------------------------------
[Pfizer LOGO] Warner-Lambert
              Pharmaceutical Product Portfolio

Sales by Therapeutic Categories and Key Products

     [Pie chart]
Cardiovascular             55%
  Lipitor
  Accupril                                    U.S. Key Product Sales
Ob/Gyn                      3%                   Rankings Within
  Loestrin                                    Therapeutic Categories
  EstroStep                                Product               1999 Rank
Diabetes                    8%             Lipitor                  #1
  Rezulin                                  Viracept                 #1
HIV/AIDS                    8%             Neurontin                #1
  Viracept                                 Rezulin                  #1
CNS                        15%             Accupril                 #3
  Neurontin                                Dilantin                 #3
  Dilantin                                 Source: IMS
Other                      11%

      1999 Sales
     $8.0 Billion
         +30%

Source: Warner-Lambert

-----------------------------------------------------------------------------
[Pfizer LOGO] Warner-Lambert Leadership in
              HIV/AIDS and Seizure Disorders

U.S. New Prescription Share

Protease Inhibitor Market                  Seizure Disorder Market
Viracept - Warner-Lambert           32%    Depakote - Abbott              19%
Crixivan - Merck                    27%    Neurontin - Warner-Lambert     18%
Agenerase - Glaxo Wellcome           6%    Dilantin - Warner-Lambert      11%
Invirase - Roche                     3%    Tegretol - Novartis             5%
Fotolase - Roche                    12%    Lamictal - Glaxo Wellcome       2%
Norvir - Abbott                     20%    Others                         45%
                        [Pie chart]                          [Pie chart]
Source: Analyst Estimate



-----------------------------------------------------------------------------
[Pfizer LOGO] Agouron: A World-class
              Biotechnology Firm

[Graphic of California with the location of La Jolla, California indicated]

* Acquired by Warner-Lambert in 1999

* Leading Firm in Protein Structure-based Drug Design

* Discovered and Sell Viracept, Number 1 Protease Inhibitor

* 11 Pipeline Drugs in Antivirals/Oncology

* Vast Drug Library Exceeding 400,000 Compounds

* 700 Employees in R&D

-----------------------------------------------------------------------------
[Pfizer LOGO] Complementary Product Portfolios          [Warner-Lambert LOGO]

                        Cardiovascular Risk Factors
[Norvasc LOGO]                * Vast Product Line Covers                         [Accupril LOGO]
[Glucotrol XL LOGO]             All Major Diseases                               [Rezulin LOGO]
                              * Treats Key Risk Factors Including High
                                Blood Pressure and Diabetes
                              * Help Patients Manage Multiple CV Risks
                              * Combined 1999 CV Sales: $6.0 Billion

                              Lipid Lowering
[Lipitor LOGO]                * Co-promoted                                      [Lipitor LOGO]
                              * Fastest-growing Among Cholesterol-lowering Agents
                              * Sales Expected to Exceed $5 Billion in 2000


-----------------------------------------------------------------------------
[Pfizer LOGO] Complementary Product Portfolios          [Warner-Lambert LOGO]

                        Central Nervous System (CNS)
[Zoloft LOGO]              * Products Treat Depression, Anxiety,                    Neurontin
[Aricept LOGO]                 Dementia, Schizophrenia, Epilepsy, Migraine          Pregabalin
Relpax                     * Expand Mental Health, Psychiatry,                      Dilantin
[Zeldox LOGO]                  and Neurology Coverage
                           * Combined 1999 CNS Sales: $3.3 Billion

                            Infectious Diseases
[Zithromax LOGO]           * Historic Leader in Antibiotics,                        Viracept
[Diflucan LOGO]              From Penicillin to Zithromax                           Rescriptor
                           * Agouron Leader in HIV/AIDS
                             Treatment and Research
                           * Combined 1999 ID Sales: $3.7 Billion

                               Women's Health
[Diflucan LOGO]            * Chlamydia Treatment, Hormone Replacement                Loestrin
[Zithromax LOGO]             Therapy, Contraception                                  Estrostep
STD                        * Broad Educational Outreach Programs  FemHRT
                           * Emphasis on CV Risk (Lipids and Hypertension)
                             & Mental Health


-----------------------------------------------------------------------------
[Pfizer LOGO] Key Pharmaceutical Products               [Warner-Lambert LOGO]

                                                          1999 Third-party
Products                       Category                      Sales (MM)
--------                       --------                      ----------
[Lipitor LOGO]***              Lipid-lowering                    $3,921
[Norvasc LOGO]                 Hypertension/ Angina              $3,030
[Zoloft LOGO]                  Depression/Anxiety                $2,034
[Celebrex LOGO]*               Arthritis                         $1,456
[Zithromax LOGO]               Anti-infective                    $1,333
[Viagra LOGO]                  Erectile Dysfunction              $1,033
[Diflucan LOGO]                Anti-infective                    $1,022
Neurontin                      Seizure Disorders                   $913
[Cardura LOGO]                 Hypertension/BPH                    $794
[Rezulin LOGO]                 Diabetes                            $625
[Zyrtec LOGO]                  Allergy                             $552
[Aricept LOGO]**               Alzheimer's Disease                 $551
Viracept                       AIDS                                $530
[ProcardiaXL LOGO]             Hypertension/Angina                 $521
Accupril                       Cardiovascular                      $514

*   Copromoted by Pfizer and G.D. Searle & Co.
**  Copromoted by Pfizer and Eisai Co., Ltd.
*** Copromoted by Pfizer and Warner-Lambert


-----------------------------------------------------------------------------
[Pfizer LOGO] U.S. Products Sales Rankings
              Within Therapeutic Category


         Product                             Rank
         -------                             ----
         [Norvasc LOGO]                        #1
         [Aricept LOGO]                        #1
         [Diflucan VC LOGO]                    #1
         [Viagra LOGO]                         #1
         [Celebrex LOGO]                       #1
         [Zithromax LOGO]                      #1
         [Lipitor LOGO]                        #1
         [Viracept LOGO]                       #1             Ten #1 Products
         [Rezulin LOGO]                        #1
         [Neurontin LOGO]                      #1
         [Cardura BPH LOGO]                    #2
         [Zoloft LOGO]                         #2
         [Glucotrol XL LOGO]                   #2
         [Zyrtec LOGO]                         #2
         [Accupril LOGO]                       #3
         [Dilantin LOGO]                       #3
         [Loestrin LOGO]                       #8

Source: IMS

-----------------------------------------------------------------------------
 [Pfizer LOGO] Major Presence in OTC Market

* Combined 1999 Sales:  $3.6 Billion

* Platform for Rx-to-OTC Switches

[Pfizer LOGO]                             [Warner-Lambert LOGO]

[Pfizer Products                   [Warner-Lambert Products Sudafed,
 Visine, Desitin & Barbasol]           Benadryl, Listerine, Schick & Zantac 75]


-----------------------------------------------------------------------------
[Pfizer LOGO] Key Consumer Health Products        [Warner-Lambert LOGO]

                   Products                         Category

                   Benadryl                         Allergy
                   BenGay                           Muscle/Joint Pain
                   Cortizone                        Anti-itch
                   Desitin                          Diaper Rash
                   Efferdent                        Denture Care
                   Listerine                        Oral Health
                   Schick                           Shaving Products
                   Sudafed                          Cough and Cold
                   Visine                           Eye
                   Zantac 75                        Heartburn

-----------------------------------------------------------------------------

[Pfizer LOGO]     Excellent Platform: R&D

                           Company                  1999E Total R&D Spending
                                                          ($ Billions)

New Pfizer                                                      4.0*
Glaxo/SmithKline                                                3.6**
Aventis                                                         2.9**
AstraZeneca                                                     2.8**
Johnson & Johnson                                               2.6
Novartis                                                        2.5**
Roche                                                           2.3**
Merck                                                           2.1
Bristol-Myers Squibb                                            1.8
Eli Lilly                                                       1.8
American Home Products                                          1.7
Pharmacia & Upjohn                                              1.4
Schering-Plough                                                 1.2
                                [Bar chart]

* 2000 Estimate = $4.7 Billion
** Analysts' Consensus

-----------------------------------------------------------------------------
[Pfizer LOGO]     Excellent Platform: Therapeutic Categories

                                                 Current Portfolio                       In Development
Cardiovascular Diseases                  Norvasc                            AVASIMIBE (ACAT INHIBITOR)
                                         Cardura                            ACCUPRIL/ACCURETIC (HYPERTENSION)
                                         ACCUPRIL                           Norvasc - New Indications
                                         Procardia XL
                                         Tikosyn

Cholesterol Lowering                     LIPITOR                            Norvasc-LIPITOR Combination
                                         LOPID

Diabetes                                 Glucotrol XL                       ZENARESTAT (DIABETIC NEUROPATHY)
                                         REZULIN                            Inhaled Insulin
                                                                            CP-368,296 (Glycogen Phosphorylase
                                                                              Inhibitor)
                                                                            CI-1037 (GLITAZONE)

Pfizer
WARNER-LAMBERT

-----------------------------------------------------------------------------
[Pfizer LOGO]     Excellent Platform: Therapeutic Categories

                         Current Portfolio Pipeline

Women's Health                       Diflucan (VC)                  Darifenacin (Incontinence)
                                     ESTROSTEP                      Lasofoxifene (Osteoporosis/Cancer/ Lipid
                                     LOESTRIN                          Lowering)
                                     FEMHRT                         Viagra (Female Sexual Dysfunction)






CNS Disorders                        Zoloft                         Relpax (Migraine)
                                     Aricept                        Zeldox (Psychosis)
                                     NEURONTIN                      PREGABALIN (ANALGESIC/
                                     DILANTIN                         ANTICONVULSANT)
                                                                    PAGOCLONE (SEDATIVE/
                                                                      HYPNOTIC)
                                                                    CP-101,606 (Head Trauma)
                                                                    UK-279,276 (Stroke)

Pfizer
WARNER-LAMBERT

-----------------------------------------------------------------------------
[Pfizer LOGO]     Excellent Platform: Therapeutic Categories

                         Current Portfolio Pipeline

HIV                            Diflucan                                   REMUNE (ANTI-INFECTIVE)
                               Zithromax - MAC Prophylaxis                Vfend (Antifungal)
                               VIRACEPT                                   Zithromax (MAC Treatment)
                                                                          AG 1549 (NNRTI)
                                                                          AG 7088 (RHINOVIRUS)

Oncology                                                                  PRINOMASTAT (MMPI)
                                                                          Celebrex (FAP*)
                                                                          CP-358,774 (EGFR Inhibitor)
                                                                          CI-1042 (ADENOVIRUS - HEAD AND NECK
                                                                            CANCER)

Pfizer
WARNER-LAMBERT

* With Searle

-----------------------------------------------------------------------------
[Pfizer LOGO] Our Focus: Implementation

                              Essential Tasks

* Maximize Strengths -> Increase Sales

* Eliminate Redundancies -> Reduce Costs

* Integrate Best People and Practices -> World-class Organization

-----------------------------------------------------------------------------
[Pfizer LOGO] Initial Opportunities (Increase Sales)

* Maximize Product/Marketing Synergies
  * Broad Cardiovascular Risks Portfolio
  * Cross-selling in Infectious Diseases
  * Clinical Opportunities in Diabetes
  * Significant CNS Program Expansion
  * Integrated Women's Health Initiatives

-----------------------------------------------------------------------------
[Pfizer LOGO] Initial Opportunities (Reduce Costs)

* Functional Streamlining
  * Eliminate Organizational Redundancies
  * Benefit From Combined Purchasing ($10 Billion)
  * Optimize Global Manufacturing
  * Centralize Distribution Systems

-----------------------------------------------------------------------------
[Pfizer LOGO] Cumulative Cost Savings

($ Billions)


      $0.2          $1.0           $1.6

      2000          2001           2002
                [Bar chart]
-----------------------------------------------------------------------------
[Pfizer LOGO] Initial Opportunities (Enhance Organizations)

* Integrate Best People and Practices
  * Upgrade Field Force Effectiveness
  * Complementary Research Technologies
  * Reinforce Therapeutic Area Strengths
  * Utilize Consumer/OTC Expertise

-----------------------------------------------------------------------------
[Pfizer LOGO] Clear and Obvious Benefits


* $28 Billion in 1999 Revenues                                Annual Average
                                                             Net Income Growth
* Broad, Young Portfolio                           ---->        (2000-2002)
  (2000E: 8 Billion Dollar Products)
                                                                    25%
* $1.6 Billion in Cost Savings
  (2000-2002)

-----------------------------------------------------------------------------
[Pfizer LOGO] Enhanced Growth/Shareholder Value

($Billions, Except per Share)

                                                                 `99-`02
                         2000           2001           2002      % CAGR
                         ----           ----           ----      ------
Pfizer
  Revenue                $18.6          $21.6          $25.0            16%
  EPS                    $1.04          $1.25          $1.50            20%

Warner-Lambert
  Revenue                $14.8          $16.2          $18.0            12%
  EPS                    $2.45          $2.90          $3.36            20%

Combined
  Revenue*               $31.5          $35.6          $40.4            13%
  EPS                    $0.98+         $1.27+         $1.56+           25%+
  Accretion/            (5.4%)           1.4%           3.9%
  (dilution)

*Eliminates Pfizer's Alliance Revenue for Lipitor

-----------------------------------------------------------------------------
[Pfizer LOGO] Comparative Valuation Parameters
              As of January 25, 2000

                           Industry Peer
                             Group(1)       PFE       WLA      PFE-WLA
                             --------       ---       ---      -------
P/E
1999A                          28.9x       40.1x     44.9x     41.8(2)
2000E                          25.5        33.4      35.9      34.3
2001E                          21.4        27.8      30.3      28.7

Long Term
Growth Rate                    13%         20%       20%       25%

(1) I/B/E/S Estimates
(2) Weighted Average P/E

-----------------------------------------------------------------------------
[Pfizer LOGO] Comparative Valuation Parameters
              As of January 25, 2000

                           Industry Peer
                             Group(1)       PFE       WLA      PFE-WLA
                             --------       ---       ---      -------
P/E to Growth
Rate Ratio (PEG)
1999A                           2.2x        2.0x      2.2x      1.7
2000E                           1.9         1.7       1.8       1.4
2001E                           1.7         1.4       1.5       1.1

Long Term
Growth Rate                    13%         20%       20%        25%

(1) I/B/E/S Estimates

-----------------------------------------------------------------------------

These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this documents include statements about future financial and operating results and the proposed Warner-Lambert/Pfizer transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between stockholders to approve the merger; the risk that the Warner-Lambert and Pfizer business will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Warner-Lambert's and Pfizer's business generally. More detailed information about those factors is set forth in Warner-Lambert's and Pfizer's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1998, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Warner-Lambert and Pfizer are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

On November 15, 1999, Pfizer filed a joint proxy statement/prospectus in connection with its proposed merger with Warner-Lambert. Pfizer and Warner-Lambert will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pfizer Inc. and Warner-Lambert Company with the Commission at the Commission's web site at www.sec.gov. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Pfizer may be obtained for free from Pfizer by directing a request to Pfizer Inc., 235 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668. Documents filed with the SEC by Warner-Lambert may be obtained for free from Warner-Lambert by directing a request to Warner-Lambert Company, 201 Tabor Road, Morris Plains, New Jersey 07950, Attention: Corporate Secretary, telephone (973) 385-4593.

Warner-Lambert and certain other persons will be soliciting proxies from Warner-Lambert shareholders in favor of the merger. Information concerning the participants in the solicitation is included in the filing under Rule 425 made by Warner-Lambert with the SEC on February 9, 2000.